SUPPLEMENT TO

OFFER TO PURCHASE FOR CASH

ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OF

GENENCOR INTERNATIONAL, INC.

AT $19.25 PER SHARE

BY DH SUBSIDIARY INC.

A WHOLLY-OWNED INDIRECT SUBSIDIARY OF

DANISCO A/S

The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on March 16, 2005, unless the offer is extended.

This document supplements our original Offer to Purchase dated February 15, 2005, and sets out the changes that we have made to the disclosure regarding our offer. Capitalized terms that are not defined in this Supplement have the meanings given them in the Offer to Purchase. This Supplement should be read in conjunction with the Offer to Purchase.

Neither the Securities and Exchange Commission nor any state Securities Commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

IMPORTANT

Stockholders desiring to tender all or any portion of their Shares should do one of the following, as applicable: (1) complete and sign the Letter of Transmittal and enclose all the documents required by it and its instructions, including your share certificates and any required signature guarantees, and mail or deliver them to the Depositary at the address listed on the back cover of this Supplement; (2) follow the procedure for book-entry transfer of Shares set forth in the Offer to Purchase under "The Tender Offer - Procedure for Tendering Shares"; or (3) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender those Shares.

A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase under "The Tender Offer - Procedure for Tendering Shares."

Questions and requests for assistance may be directed to the information agent or to the dealer manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Requests for additional copies of this Supplement, the Offer to Purchase and the Letter of Transmittal may be directed to Mellon Investor Services LLC, the information agent for the offer, by calling 800-550-8475.

THE DEALER MANAGER FOR THE OFFER IS:

DEUTSCHE BANK SECURITIES INC.

The date of this Supplement is March 9, 2005

QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER

Are there any potential conflicts of interest inherent in this transaction that I should be aware of?

The third sentence of the third bullet point (on page vii) in the answer to this question is amended and restated as follows:

•	The total amount of those payments will be approximately $22.1 million.

SPECIAL FACTORS

1.	BACKGROUND OF THE OFFER

Discussions With Respect to Series A Preferred Stock - Prior to May 2003

The final paragraph of this section (on page 8) is amended and restated as follows:

Between February 2002 and October 2002, the First Special Committee, together with its advisors, reviewed the terms of the Series A Preferred Stock, considered possible redemption values for the Series A Preferred Stock, considered various ways in which to structure and finance a possible Series A Transaction and discussed a possible Series A Transaction with Danisco and Eastman. None of such discussions resulted in a Series A Transaction because an agreement could not be reached with respect to the value of the Series A Preferred Stock, including the value, if any, attributable to undeclared dividends on the Series A Preferred Stock, the amount of the discount that would be applied to that value, or the other terms of such a possible transaction.

Preliminary Discussions With Respect to Possible Acquisition Transaction Involving Genencor

The final sentence of the final paragraph of this section (on page 9) is amended and restated as follows:

The third party bidder was not subsequently invited primarily because its bid reflected a valuation of Genencor similar to the valuation reflected in other bids that the Strategic Committee did not find attractive.

Danisco Expression of Interest In Acquiring Genencor

The third and fourth full paragraphs on page 25 are amended and restated as follows:

The Third Special Committee met on December 22, 2004 with representatives of UBS to review management's long-term financial plan and to consider whether certain targets set forth in management's long-term financial plan could be achieved, particularly focusing on the revenue growth rates and EBITDA margins reflected in such financial plan for Genencor's non-health care business. The Committee noted that the plan anticipated a compound annual growth rate for Genencor's non-health care business of 20.3% in EBITDA through 2008. At this meeting, UBS discussed with the Third Special Committee UBS' due diligence investigation to date and the overview of management's long-term financial plan previously provided to the Third Special Committee on December 20, 2004, including the potential impact that a 1% decrease in the assumed revenue growth rates and EBITDA margins for Genencor's non-health care business could have on a discounted cash flow valuation of Genencor (which potential impact on a per share basis was approximately $1.31 to $2.18 in the case of a 1% decrease in revenue growth and approximately $0.84 to $1.28 in the case of a 1% decrease in EBITDA margin). The Third Special Committee also considered the relationship between management's long-term financial plan and the financial plan used for the Strategic Process and the extent to which it believed that intervening developments justified the magnitude of the proposed revisions to the financial plan used for the Strategic Process, including improvements in revenue growth rates for the bioproducts business of 3.9%, 0.5% and 2.9% for the years 2005, 2006 and 2007. The Third Special Committee decided that while any one or more of the anticipated improvements might be achieved, in light of Genencor's prior performance and discussions with UBS regarding the results of its due diligence review of Genencor, it was unlikely that all of them would be achieved as planned and that the plan used by the Third Special Committee should reflect that fact.

During the time period that the Third Special Committee was deliberating with respect to the Danisco Proposal, Mr. Cozadd had a discussion with Mr. Bienaimé in which Mr. Bienaimé expressed his opinion that the offer price should be greater than $20.00 per Share. The Third Special Committee determined that an offer price in the range of $17.00 to $18.00 per Share would be too low, an offer price of greater than $20.00 per Share would be clearly acceptable, and an offer price in the range of $19.00 to $20.00 per Share would merit serious consideration by the Third Special Committee. The

Third Special Committee instructed UBS to indicate to Danisco's financial advisor that based on a number of factors, including management's long-term financial plan, the price specified in the Danisco Proposal was unacceptable; that the Third Special Committee would entertain a price greater than $20.00 per Share; and that the Third Special Committee did not want to address any contract terms until an understanding was reached on price. On December 23, 2004, UBS delivered the Third Special Committee's message to representatives of Deutsche Bank Securities Inc., Danisco's financial advisor. On December 27, 2004, Deutsche Bank indicated that Danisco would be willing to raise its price to the public stockholders to $17.75 per Share.

2.	RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE GENENCOR BOARD; FAIRNESS OF THE OFFER AND THE MERGER

Reasons for the Recommendation of the Special Committee

Positive Factors

The following has been added to the end of the first bullet point under this heading (on page 30):

In particular, the Special Committee considered the fact that the Offer Price represents a multiple of 16.2 times Genencor's latest twelve months EBITDA and multiples of 22.0 and 24.2 times Genencor's projected 2005 EBITDA under the Special Committee's two adjusted versions of management's long-term financial plan. The Special Committee also considered the fact that the Offer Price represents a multiple of 18.7 times Genencor's projected 2005 EBITDA under management's long-term financial plan. The Special Committee believes that these multiples compare favorably to the mean 2004 EBITDA multiple for comparable companies and the mean latest twelve months EBITDA multiple for comparable transactions (9.1x and 8.6x, respectively, as reflected in the financial presentation, dated January 26, 2005, of UBS to the Special Committee).

Other Factors

The following have been added as the third and fourth paragraphs under this heading (on page 32):

In considering whether the Offer and the Merger were fair to Genencor's stockholders, the Special Committee considered Genencor's business in its entirety. In particular, the Special Committee and its financial advisor, UBS, considered management's long-term plan, which reflected the health care business as an existing, continuing and integral part of Genencor's business, and did not attempt to determine a separate valuation for the health care business or how exclusion of Genencor's health care business might affect a valuation of Genencor. Although the health care business is not profitable, consistent with Genencor's business plan, the Special Committee did not assume, nor did UBS assume in connection with its financial analysis of Genencor, that Genencor would abandon its health care business.

During its deliberations in December 2004, the Special Committee was aware of prior valuations of the health care business, prepared on behalf of Genencor in connection with the Strategic Process, from $0 to $100.0 million or more but also was aware that during the Strategic Process none of the bidders specifically assigned any value to the health care business and most of the bidders either assigned no value to the health care business or specifically stated that they were not interested in the health care business.

Opinion of the Special Committee's Financial Advisor

Miscellaneous

The first paragraph under this heading (on page 40) has been amended and restated as follows:

Under the terms of UBS' engagement, Genencor has agreed to pay UBS for its financial advisory services to the Special Committee in connection with the Offer and the Merger an aggregate fee of

$1.75 million, $1.25 million of which was payable in connection with UBS' opinion and the remaining portion of which was payable to UBS prior to delivery of its opinion. In addition, the Special Committee has agreed to reimburse UBS for its expenses, including fees, disbursements and other charges of its legal counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. UBS provided certain financial advisory services to the First Special Committee in 2002 in connection with the potential Series A Transaction and to the Second Special Committee in 2004 in connection with the Strategic Process, for which it received aggregate retainer fees of $350,000. An affiliate of UBS provided certain financial advisory services to Danisco in 2001, for which services UBS and such affiliates received compensation of approximately $1.5 million. Eastman has had no material relationship with UBS during the past two years. Neither Eastman nor Danisco is understood to be currently contemplating any material relationship with UBS. In the ordinary course of business, UBS, its successors and affiliates may hold or trade securities of Genencor, Danisco and Eastman for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

4.	REPORTS, OPINIONS AND APPRAISALS

The following has been added to the end of the first paragraph of this section (on page 45):

An affiliate of Deutsche Bank has a €44.0 million participation in a €750.0 million, five-year syndicated credit facility signed by Danisco on January 24, 2005. Danisco also will engage an affiliate of Deutsche Bank to act as paying agent in the Merger. Danisco and Deutsche Bank expect that Deutsche Bank will continue to act as financial advisor to Danisco from time to time on specific transactions, for which Deutsche Bank will receive a fee to be separately established for each transaction. Danisco has agreed to pay a fee to Deutsche Bank as compensation for its services as Dealer Manager and as financial advisor in connection with the Offer and the Merger. See "The Tender Offer — Fees and Expenses."

The descriptions of the November 30, 2004 and December 3, 2004 presentations of Deutsche Bank (starting on page 45) have been amended and restated as follows:

November 30, 2004 Presentation

Deutsche Bank's November 30, 2004 presentation included a valuation analysis of Genencor, which principally was comprised of the following:

Implied valuation matrix.    This matrix set out, for each price in a range of per Share prices (ranging from $14.00 to $20.00), the total enterprise value of Genencor implied by that price. For each such total enterprise value, the matrix further set out the multiple it represented to revenue, EBITDA and EBIT (earnings before interest and taxes) for each of three periods: last twelve months, 2004 estimated and 2005 estimated. The matrix indicated that the range of per Share prices from $14.00 to $20.00 indicated a multiple to revenue during various periods ranging from 2.2x to 3.4x, a multiple to EBITDA during various periods ranging from 12.4x to 20.5x, and a multiple to EBIT during various periods ranging from 24.8x to 51.4x.

Total acquisition price table.    This table set out, for each price in a range of per Share prices to be paid to Eastman (ranging from $13.00 to $16.00), and each price in a range of per Share prices to be paid to stockholders other than Eastman (ranging from $16.00 to $22.00), the total cost to Danisco of acquiring the Shares not already owned by it. The table indicated a range of such total cost from $523.8 million to $714.2 million.

Table of comparable publicly-traded companies.    This table set out, for each of six named companies, the total enterprise value of the company implied by the market price of its shares, and the multiple that the total enterprise value represented to sales, EBITDA and EBIT as estimated for 2004 and 2005. (To calculate those multiples, Deutsche Bank used publicly available information concerning historical and projected financial performance.) Of those multiples, the mean and median multiples are set out in the following summary table. For each of the six companies the table also set out the multiple that the market price of its shares represented to its estimated earnings for 2004 and 2005, of which the mean and median multiples also are set out in the following summary table.

Comparable Companies Statistic	Enterprise value as a multiple of						Price/Consensus EPS
	Sales		EBITDA		EBIT
	2004E	2005E	2004E	2005E	2004E	2005E	2004E	2005E
Mean	1.6x	1.6x	8.8x	8.0x	15.3x	12.3x	19.0x	16.2x
Median	1.5x	1.4x	9.0x	7.7x	16.4x	12.1x	19.6x	15.4x

None of the companies utilized in the selected publicly traded companies analysis is identical to Genencor. Accordingly, Deutsche Bank believes that a comparable publicly-traded company analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Table of comparable transactions involving food ingredients companies.    This table set out, for each of 21 named companies that were the subject of transactions announced on various dates ranging back to 1994, the enterprise value of the company implied by the transaction price, and the multiple that the enterprise value represented to sales, EBITDA and EBIT. (The analysis for the selected transactions was based on public information available at the time of announcement of such transactions, without taking into account differing market and other conditions during the period between 1994 and 2004, during which the selected transactions were announced.) Of those multiples, the minimum, maximum, mean and median multiples (disregarding companies with negative EBITDA or EBIT, respectively) are set out in the following summary table.

Comparable Transactions Statistic	Enterprise value as a multiple of:
	Sales	EBITDA	EBIT
Min:	0.85x	4.0x	5.5x
Max:	3.50x	14.7x	31.4x
Median:	1.84x	10.6x	15.0x
Mean:	1.92x	10.4x	15.3x

Because the reasons for, and circumstances surrounding, each of the selected transactions analyzed were diverse, and due to the inherent differences between the operations and financial conditions of Genencor and the companies involved in the selected transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, concerning differences between the characteristics of the selected transactions and the merger that could affect the value of the subject companies and businesses.

Analysis of the premiums to market prices in selected minority interest acquisitions.    This analysis set out, for each of 48 named companies whose majority stockholder sought to acquire all of the remaining stock, in transactions that were announced on various dates ranging back to 1999, the implied premium that the acquisition price represented to the market price of its shares on various dates prior to announcement. The table, as summarized below, indicated median premiums of 22.4%, 33.1% and 38.3% to market price one day, one week and four weeks, respectively, prior to announcement.

Premia Analysis Statistic	Implied premium to stock price
	1-day prior	1-week prior	4-weeks prior
Low	0.2%	(5.1)%	(7.9)%
Mean	31.9	33.7	39.2
Median	22.4	33.1	38.3
High	140.0	135.1	134.1

To calculate the implied premium with respect to acquisition prices of the selected minority interest acquisitions, Deutsche Bank used publicly available information concerning historical market prices and publicly announced acquisition prices

The November 30, 2004 presentation also included a discussion of what might be expected to take place when Danisco approached the Special Committee, a description of mechanisms for effecting the Offer and the Merger and an illustrative timetable. The presentation suggested an initial offer to the public stockholders of Genencor of $17.00 per Share, and noted that such a price would represent a multiple of 15.1x Genencor's estimated 2004 EBITDA and 17.3x Genencor's estimated 2005 EBITDA, and a premium of 7.4% to the 90-day average market price of the Shares.

December 3, 2004 Presentation

Deutsche Bank's December 3, 2004 presentation to Danisco included the following analyses of the market price of the Shares during various time periods:

Historical Share Price Graph.    This graph showed the market price of the Shares during the period from January 2001 to date and noted that a $17.00 per Share offer would represent a premium to the average market price for various periods of between 5.1% and 64.2%.

Historical Share Price Comparison.    This comparison included a graph that compared the change in the market price of the Shares, the change in the market price of the shares of three named publicly-traded companies, and the change in the Nasdaq Biotechnology Index and the U.S. Specialty Chemicals Index, in each case during the period from March 3, 2003 to date. The comparison also included a table that adjusted the market price of the Shares, by applying the change in the market price of each of those companies and each of those indices. The table indicated that, as so adjusted, the Shares would have a price of between $11.85 and $16.27.

The December 3, 2004 presentation also included a brief overview of the market's perception of Danisco's and Eastman's intentions with respect to their investments in Genencor, reprinted various public statements by Danisco and Eastman regarding their interests in Genencor and quoted various research analysts on the same subject.

7.	THE MERGER; PLANS FOR GENENCOR AFTER THE OFFER AND THE MERGER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER

Certain Effects of the Offer and the Merger

This section is amended by adding the following before the last paragraph of the section (on page 56):

The MDCC in early June 2004 approved a $5.0 million "transaction bonus pool" to be awarded in connection with a change in Genencor's ownership or control in which more than 50 percent of Genencor's outstanding Shares are acquired by an unaffiliated third party, and in July 2004 approved amendments to the existing employment agreements of Genencor's executive officers to, among other things, provide that the executive officers would be eligible for a "transaction bonus" under this new transaction bonus pool. See "Special Factors—Background of the Offer—Implementation of a Strategic Process for the Exploration of Genencor's Strategic Alternatives." In addition, a number of the executive officers of Genencor, including Mr. Bienaimé, have employment agreements with Genencor which provide for Enhanced Severance rights following a change in its ownership or control involving an unaffiliated third party. See "Special Factors—Interests of Certain Persons in the Offer— Employment Agreements with Executive Officers of Genencor; Change-in-Control Arrangements." As Danisco is not an unaffiliated third party, the consummation of the Offer and the Merger will not cause any payments to be made under the transaction bonus pool or implicate any Enhanced Severance rights under Genencor's employment agreements with its executive officers.

9.	CERTAIN AGREEMENTS RELATING TO THE OFFER AND THE MERGER

The Acquisition Agreement

The Merger

The last full paragraph on page 57 is amended as follows:

Upon consummation of the Merger, the certificate of incorporation of Genencor will be amended to read in the form attached as Exhibit A to the Acquisition Agreement and, as so amended, will be the certificate of incorporation of the Surviving Corporation; the bylaws of the Surviving Corporation will be amended to read in the form attached as Exhibit B to the Acquisition Agreement; and three individuals who currently serve as officers of Danisco (Mr. Duch-Pedersen, Mr. Bjerre-Nielsen and Dr. Mayer) shall constitute the board of directors of the Surviving Corporation, until their successors shall have been duly appointed.

12.	TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

The first paragraph of this section (on page 69) is amended and restated as follows.

In addition to the Shares beneficially owned by our Numbered Sub, Mr. Bjerre-Nielsen and Dr. Mayer as set forth above in "Special Factors—Security Ownership of Certain Beneficial Owners," Shares that Acquisition Sub has a right to acquire under the Stock Purchase Agreement, Shares that Danisco has a right to acquire under the Topping Option, the directors and executive officers of Danisco beneficially own Shares as follows:

Name	Number of Shares
Alf Duch-Pedersen	1,400
Mogens Granborg	1,400
Jon Krabbe	830

Except as set forth above, none of the members of our bidder group nor, to the best of our respective knowledge, any of the persons listed in Annex A to the Offer to Purchase, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or has engaged in any transactions in Shares in the past sixty days.

14.	INTERESTS OF CERTAIN PERSONS IN THE OFFER

The following is added before the heading, "Ownership of Shares" (on page 70):

Directorship of Special Committee Member Mollica

In March 2005, Special Committee member Joseph Mollica was appointed to the board of directors of Linguagen Corp., a private company ("Linguagen"). As a director of Linguagen, Dr. Mollica will receive annual cash compensation of $15,000; he also was granted the right to purchase 32,000 shares of restricted Linguagen common stock at $0.42 per share. Any restricted shares purchased by Dr. Mollica will be subject to repurchase by Linguagen at Dr. Mollica's purchase price. This repurchase right will lapse as to 25% of the restricted shares one year from the date of purchase and as to 667 restricted shares each month thereafter. On several occasions, including in December

2004, the Chief Executive Officer of Linguagen, a former colleague of Dr. Mollica's, inquired as to whether Dr. Mollica would be interested in joining Linguagen's board of directors. Dr. Mollica did not decide to join Linguagen's board of directors until late February 2005, and he was appointed to the Linguagen board in March 2005. Danisco is a minority stockholder in Linguagen and holds a seat on Linguagen's board of directors.

Ownership of Shares

The first sentence of the second paragraph of this section (on page 70) is amended and restated as follows:

Messrs. Duch-Pedersen, Bjerre-Nielsen, Mayer, Granborg and Krabbe each has advised us that he intends to tender all of his Shares pursuant to the Offer.

Commercial Relationships Between Genencor and Eastman

This section (on page 70) is amended and restated as follows:

Commercial relationships between Genencor and Eastman are described above in "Special Factors - Background of the Offer - Commercial Relationships Between Genencor and Each of Danisco and Eastman." Among those relationships, during the last several months, Genencor, for itself and as a representative of Eastman, has been in discussions with a third party relating to a license to such third party of certain intellectual property developed by Genencor and/or Eastman for a proprietary advanced process for the production of ascorbic acid, or vitamin C, from glucose. The consummation of the Offer and the Merger will not change the respective rights of Eastman or Genencor with respect to that intellectual property or any such license. Any agreement between Genencor (or Danisco, as successor) and Eastman regarding the license will be negotiated at arm's length and there will not be any payments from Genencor (or Danisco, as successor) to Eastman in connection with any such license as a result of the Offer and the Merger.

Impact of Offer and Merger on Equity-Based Compensation Plans

This section (on page 72) is amended and restated as follows.

A number of the directors and officers of Genencor hold stock options and similar awards under Genencor's compensation plans. At the time of the Merger, those awards will be paid out in cash, whether or not they are vested. See "Special Factors—The Merger; Plans for Genencor After the Offer and the Merger; Certain Effects of the Offer and the Merger—Genencor's Equity-Based Compensation Plans." As part of these payments, each member of the Special Committee will receive payments of approximately $324,000, and Mr. Bienaimé, Genencor's Chairman, Chief Executive Officer and President, will receive approximately $6.5 million. (The Eastman Nominees and the Danisco Nominees hold no options or similar awards under Genencor's compensation plans.) The remaining Genencor officers (the executive officers, as well as the Chief Accounting Officer), as a group, will receive approximately $14.6 million. The total amount to be paid under these plans to the officers and directors of Genencor is approximately $22.1 million.

The following is added before the heading "Composition of the Special Committee of the Genencor Board" (on page 72):

Share Ownership by Genencor Directors and Officers

Several of the directors and officers of Genencor own Shares. Mr. Riedel, who owns 300 Shares jointly with his spouse, is the only member of the Special Committee who owns Shares. The other non-management members of the Genencor Board owned an aggregate of 22,425 Shares at the time the Offer and the Merger were announced, as follows: Mr. Bjerre-Nielsen, 2,025 Shares; Ms. Lee, 1,000 Shares; Dr. Mayer, 1,400 Shares; Mr. Nelson, 500 Shares; and Mr. Rogers, 17,500 Shares. Mr. Bienaimé owns 3,280 Shares. The remaining Genencor officers own a total of 48,247 Shares. These amounts exclude (i) Shares owned by family members of the officers and directors to which the respective officer or director disclaims beneficial ownership and (ii) Shares issuable upon exercise of options, and therefore differ from the amounts shown for the same individuals in "Special Factors — Security Ownership of Certain Benenficial Owners." We expect that each of these officers and directors will tender their Shares and will, accordingly, receive $19.25 per Share.

THE TENDER OFFER

7.	CERTAIN INFORMATION CONCERNING GENENCOR

Financial Statements

The first two paragraphs of this section (on page 81) and the financial information presented on page 82 are amended and restated as set forth below:

The following table sets forth summary historical consolidated financial data for Genencor as of and for each of the years ended December 31, 2004, 2003 and 2002. This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information set forth in Item 8 of Genencor's Annual Report on Form 10-K for the year ended December 31, 2003 (filed with the SEC March 12, 2004), including the notes thereto, and Genencor's unaudited financial results for the quarter and year ended December 31, 2004 that were furnished to the SEC as Exhibit 99.1 to Genencor's Current Report on Form 8-K (filed with the SEC on February 10, 2005), which information is incorporated herein by reference. In addition, investors should review the unaudited consolidated interim financial statements and other financial information contained in Part 1, Item 1 of Genencor's Quarterly Reports on Form 10-Q for the quarters ended September 30, 2004 and 2003 (filed with the SEC on November 8, 2004 and November 13, 2003, respectively), including the notes thereto, which information is also incorporated herein by reference. More comprehensive financial information is included in such reports and other documents filed by Genencor with the SEC, and the following summary information is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC and Nasdaq in the manner set forth below.

	As of and For the Years Ended December 31,
	2004 (unaudited)	2003	2002
	(dollars in thousands, except per share data)
Income Statement Data
Revenues:
Product revenue	$389,827	$362,143	$329,337
Fees and royalty revenues	20,590	21,019	20,741
Total revenues	410,417	383,162	350,078
Total operating expenses	377,278	350,912	342,816
Net income	$26,178	$22,808	$5,797
Net income available/(loss applicable) to holders of common stock	$18,903	$15,533	$(1,478)
Earnings/(loss) per common share:
Basic	$0.32	$0.26	$(0.02)
Diluted	$0.31	$0.26	$(0.02)
Weighted average common shares:
Basic	59,434	58,767	59,257
Diluted	61,204	60,680	59,575
Balance Sheet Data
Total Current Assets	$371,266	$325,212	$302,361
Total Non-Current Assets	380,847	387,210	352,561
Total Assets	$752,113	$712,422	$654,922
Total Current Liabilities	$113,616	$102,168	$99,318
Total Non-Current Liabilities	73,094	97,567	117,597
Total Liabilities	186,710	199,735	216,915
Redeemable preferred stock	184,300	177,025	169,750

Stockholders' equity	381,103	335,662	268,257
Total liabilities, redeemable preferred stock and stockholders' equity	$752,113	$712,422	$654,922

Ratio of Earnings to Fixed Charges

The following table sets forth Genencor's ratio of earnings to fixed charges for the periods indicated:

Years Ended December 31,
2004 (based on unaudited results)	2003	2002
7.4	5.2	1.2

Book Value Per Share

Genencor's book value per Share as of December 31, 2004 (based on unaudited results) was $6.37.

9.    SOURCE AND AMOUNT OF FUNDS

The second paragraph of this section (on page 84) is amended and restated as follows.

Acquisition Sub will obtain all such funds directly or indirectly from Danisco. Danisco has entered into an agreement, dated as of February 4, 2005, with Danske Bank, the largest bank in Denmark, pursuant to which Danske Bank has agreed to provide a revolving credit facility to Danisco of $605.0 million for the purpose of financing the purchase of some or all of the Shares. The Danske Bank facility is available to Danisco for 364 days, from February 7, 2005 through February 6, 2006, cannot be terminated by Danske Bank during its term except in case of default by Danisco, and may be drawn upon in U.S. dollars or any other available currency. Interest payable by Danisco under the facility will vary based on the rates that Danske Bank is able to obtain. Danisco provided no collateral for the facility.

11.	CERTAIN CONDITIONS OF THE OFFER

Condition (e) of this section (on page 85) is amended and restated as follows.

(e) Acquisition Sub shall have failed to receive a certificate executed on behalf of Genencor by the Chief Executive Officer and the Chief Financial Officer of Genencor, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in conditions (d) and (f) of this section have not occurred; or

Clause (F) of this section (on page 86) is amended and restated as follows:

(F) any adverse fact(s), change(s), event(s), development(s) or circumstance(s) resulting from or relating to any claim, action, suit, arbitration or other judicial or quasi-judicial or administrative proceeding concerning Genencor or any subsidiary of Genencor or any officer, director or employee of Genencor or any subsidiary of Genencor that was disclosed to Danisco in connection with the negotiation of the Acquisition Agreement or that is made, commenced or threatened after the date of the Acquisition Agreement (whether relating to the business of Genencor or any subsidiary of Genencor, any of the transactions contemplated by the Acquisition Agreement or otherwise)(it being understood, however, that no such claim, action, suit, arbitration or other judicial or quasi-judicial or administrative proceeding brought or threatened by any Governmental Entity is being excluded from "Company Material Adverse Change" or "Company Material Adverse Effect" pursuant to this clause "(F)".

The following has been added to the beginning of the penultimate paragraph of this section (on page 86):

All conditions of the Offer, other than those subject to government approval, must be satisfied or waived prior to the expiration of the Offer. Any delay in acceptance of Shares will be accompanied by an extension of the Offer.

12.	CERTAIN LEGAL MATTERS

The following has been added to the end of the second paragraph of this section (on page 87):

On March 7, 2005, the HSR Act waiting period expired on the parties' filings addressing the transactions contemplated by the Acquisition Agreement and the Stock Purchase Agreement. Antitrust review of these transactions is ongoing in Germany. On March 7, 2005 Danisco withdrew its application in Germany so as to provide the German competition regulators additional time to review the possible competitive impact of these transactions.

This following has been added to the end of this section (on page 88):

On February 17, 2005, the Delaware Chancery Court consolidated the Zappolla, Mirfred, and Sloboda actions into a single consolidated action captioned In re Genencor International Inc. Shareholders Litigation, No. 1052-N (the "Consolidated Delaware Action"). On February 24, 2005, the

plaintiffs in the Consolidated Delaware Action filed an amended complaint containing the same allegations as were in the Zappolla, Mirfred, and Sloboda complaints, as well as additional allegations that disclosure documents filed with the SEC failed to adequately disclose all material information related to Danisco's tender offer. On February 25, 2005, the plaintiffs in the Consolidated Delaware Action filed a motion for a preliminary injunction of the transaction, and requested expedited discovery. The Delaware Chancery Court has scheduled a hearing on plaintiffs' motion on March 11, 2005.

Genencor, its CEO, and certain of its directors named as defendants filed a motion to stay the Rice and Baker actions in California on February 28, 2005. Following full briefing by both plaintiffs and defendants, the California Superior Court is scheduled to hear that motion on April 12, 2005.

13.	FEES AND EXPENSES

The first paragraph of this section (on page 89) is amended and restated as follows:

Deutsche Bank is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Danisco in connection therewith. Danisco has agreed to pay Deutsche Bank as compensation for its services as Dealer Manager and as financial advisor in connection with the Offer and the Merger a fee of up to $2.75 million, of which 25% became payable upon announcement of the Stock Purchase Agreement, and the balance will become payable upon consummation of the Offer. Danisco has agreed to reimburse Deutsche Bank for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, in connection with the Offer, and has agreed to indemnify Deutsche Bank against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each Genencor stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for our offer is:
Deutsche Bank Trust Company Americas

By Hand: Deutsche Bank Trust Company Americas c/o Depository Trust Clearing Corporation 55 Water Street, 1st floor Jeanette Park Entrance New York, NY 10041	By Mail: DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2737 Attention: Shalini Kumar Karl Shepherd
By Overnight mail or Courier: DB Services Tennessee, Inc. Trust and Security Services Reorganization Unit 684 Grassmere Park Road Nashville, TN 37211 Attention: Shalini Kumar Karl Shepherd	By Facsimile: (615) 835-3701 (For Eligible Institution Only) Confirm by Telephone: (615) 835-3572

Questions or request for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A shareholder may also contact brokers, dealers, banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for our offer is:
Mellon Investor Services LLC

85 Challenger Road
Ridgefield Park, NJ 07660
For Further Information
Please call toll-free: 800-550-8475

The Dealer Manager for the Offer is:
Deutsche Bank Securities Inc.

Telephone: 800-735-7777